Exhibit 8.01 (a)

VSB Bancorp, Inc.

VSB BANCORP, INC. ANNOUNCES CASH DIVIDEND

Contact Name:
Ralph M. Branca
President & CEO
(718) 979-1100

Staten Island, N. Y. — March 11, 2009. VSB Bancorp, Inc. (NASDAQ GM: VSBN), the holding company for Victory State Bank, announced today that its Board of Directors has declared a quarterly cash dividend of $0.06 per share payable on April 1, 2009 to stockholders of record on March 20, 2009. Joseph J. LiBassi, Chairman of the Board of Directors, stated, “This is our sixth consecutive cash dividend, even in this tough economic climate. We are continuing to buy back our stock under our previously announced repurchase plan. Our capital strength is a major factor in our ability to continue these capital strategies.”

Raffaele M. Branca, President and Chief Executive Officer, reported, “Our dividend payout ratio is 18.5% on fourth quarter 2008 earnings. We have maintained the dividend level at a rate that is manageable by our Company, even in this economic recession.”

VSB Bancorp, Inc. is the one-bank holding company for Victory State Bank. Victory State Bank, a Staten Island based commercial bank, commenced operations on November 17, 1997. The Bank’s initial capitalization of $7.0 million was primarily raised in the Staten Island community. The Bancorp’s total equity increased to $23.2 million by December 31, 2008. The Bank operates five full service locations in Staten Island, the main office at 4142 Hylan Boulevard in Great Kills and branches on Forest Avenue in West Brighton, Hyatt Street in St. George, Hylan Boulevard in Dongan Hills and Bay Street in Rosebank.

The payment of dividends is at the discretion of the Board of Directors and nothing contained herein should be interpreted as a commitment to pay future dividends.

          Statements contained in this press release, which are not historical facts, are forward -looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to materially differ from those currently, anticipated. Those risks and uncertainties include, among other things, possible future changes in (i) the local, regional or national economy, (ii) market interest rates, (iii) customer preferences; (iv) competition or (v) federal or state laws.